Filed in the Office of	Business Number E0002432008-5
Barbara K. Cegavske	Filing Number 20200533965
Secretary of State State Of Nevada	Filed On 3/10/2020 9:54:00 AM
	Number of Pages 3

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Correction

NRS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 and 92A

(Only one document may be corrected per certificate.)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

INSTRUCTIONS:

1. Enter the current name as on file with the Nevada Secretary of State and enter the Entity or Nevada Business Identification Number (NVID).
2. Name of document with inaccuracy or defect.
3. Filing date of document with inaccuracy or defect.
4. Brief description of inaccuracy or defect.
5. Correction of inaccuracy or defect.
6. Must be signed by Authorized Signer. Form will be returned if unsigned.

1. Entity Information:	Name of entity as on file with the Nevada Secretary of State: All Things Mobile Analytic, Inc. Entity or Nevada Business Identification Number (NVID): NV20081061994
2. Document:	Name of document with inaccuracy or defect: Certificate, Amendment or Withdrawal of Designation NRS 78.1955
3. Filing Date:	Filing date of document which correction is being made: 12/26/2019
4. Description:	Description of inaccuracy or defect: Voting rights of Preferred Shares are equal to 200 votes for each issued and outstanding preferred share.
5. Correction:	Correction of inaccuracy or defect: Voting rights of Preferred Shares are equal to 500 votes for each issued and outstanding preferred share.
6. Signature: (Required)	X [signature] Signature — Date: 3/9/2020

This form must be accompanied by appropriate fees.

CERTIFICATE OF DESIGNATION OF
SERIES A PREFERRED STOCK

This Certificate of Designation is filed with the Nevada Secretary of State on December 24, 2019, by Toron Inc. ("Corporation", "TRON") regarding the designation of 5,000,000 shares of Series A Preferred Stock and setting forth the respective rights, preferences and limitations, of those Series A Preferred Stock.

1. DESIGNATION. This class of stock of the Corporation shall be named and designated "Series A Preferred Stock". The Company shall have 5,000,000 shares authorized at $0.001 par value per share.

2. PRICE.

(a) The initial price of each share of Series A Preferred Stock shall be $0.001.

(b) The price of each share of Series A Preferred Stock may be changed either through a majority vote of the Board of Directors through a resolution at a meeting of the Board. or through a resolution passed at an Action Without Meeting of the unanimous Board.

3. DIVIDENDS. Upon approval by the Board of Directors the Corporation may elect to pay an annual dividend. The annual percentage of such dividend will be established by the Board of Directors upon the performance of the Corporation. If elected to pay such dividends, the Board of Directors may elect to make such dividends payable in the form of shares of common stock rather than a cash dividend.

4. LIQUIDATION RJGHTS. Upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any stock, ranking junior to the Series A Preferred Stock. the holders of the Series A Preferred Stock shall be entitled to receive in cash, out of the assets of the Corporation, whether from capital, or from earnings available for distribution to its stockholders, before any amount shall be paid to the holders of common stock, the sum of $0.001 per share.

5. CONVERSION

(a) The holder of the Series A Preferred Stock shall at their option convert the shares of Series A Preferred Stock into shares of common stock on a one for one basis.

(b) Promptly upon conversion. the Corporation shall issue and deliver to such holder a certificate or certificates for the number of full shares of common stock issuable to the holder pursuant to the holder's conversion of Series A Preferred Shares in accordance with the provisions of this Section. The stock certificate(s) evidencing the common stock shall be issued with a restrictive legend indicating that it was issued in a transaction exempt from registration under the Securities Act. and that it cannot be transferred unless it is so registered, or an exemption from registration is available, in the opinion of counsel to the Corporation.

The common stock shall be issued in the same name as the person who is the holder of the Series A Preferred Stock unless, in the opinion of counsel to the Corporation, such transfer can be made in compliance with applicable securities laws. The person in whose name the certificate(s) of common stock are so registered shall be treated as a holder of shares of common stock of the Corporation on the date the common-stock certificate(s) are so issued.

All shares of common stock delivered upon conversion of the Series A Preferred Shares as provided herein shall be duly and validly issued and fully paid and non-assessable. Effective as of the Conversion Date, such converted Series A Preferred Shares shall no longer be deemed to be outstanding and all rights of the holder with respect to such shares shall immediately terminate except the right to receive the shares of Common Stock issuable upon such conversion.

(c) Shares of Series A Preferred Stock are anti-dilutive to reverse splits, and therefore in the case of a reverse split, are convertible to the number of common shares after the reverse split as would have been equal to the Conversion Rate established prior to the reverse split.

6. REDEMPTION. The Corporation may, by providing a five-day notice to the shareholder of the Series A Preferred Shares redeem such Series A Preferred Shares at a redemption price of S0.001 (the "Notice of Redemption"). In the event of receipt of the Notice of Redemption by the holder of the Series A Preferred Shares, the holder shall have five business days from date of receipt to convert into shares of common stock in accordance with Section 5 above, irrespective of Section 5(a).

7. VOTING RIGHTS. Each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast 500 votes for each Series A Preferred Stock held of record.